                           Filed by Vertex Pharmaceuticals Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Aurora Biosciences Corporation Commission File Number: 000-22669

The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 about Vertex Pharmaceuticals Incorporated and Aurora Biosciences Corporation. While the management of Vertex and Aurora make their best efforts to be accurate in making forward-looking statements, any such statements are subject to risks and uncertainties that could cause actual results to vary materially. The forward-looking statements herein address the following subjects: the intended accounting treatment of the merger between Vertex and Aurora, the expected annual rate of new drug candidates and Vertex's future drug development capabilities, the expected development schedule/goals of Vertex's current drug candidates and the expected benefits of the merger between Vertex and Aurora including (i) creating a competitive advantage in product development, (ii) accelerating drug discovery, (iii) entering into additional target rich gene families, (iv) maintaining low attrition rate in drug discovery, (v) expanding base of commercial partnerships, (vi) expanding organization without increasing burn and (vii) expanding Chemogenomics into multiple target classes.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the merger, failure of Vertex's or Aurora's stockholders to approve the merger, the risk that the expected benefits of the merger may not be realized, third parties may terminate or alter existing contracts with Aurora if the required consents and waivers are not obtained or, in some cases, without cause, risks associated with Aurora's new and uncertain technology, the risk Vertex will not successfully develop its drug pipeline, the risk Vertex is unable to attract and retain collaborative partners for research support and the development and commercialization of its products, the risk Vertex does not obtain regulatory approval for its products on a timely basis, the risk Vertex loses its technological advantages, the risk Vertex fails to manage its growth effectively, the risk Vertex's competitors bring superior products to market or bring their products to market before Vertex does, and if Vertex patents do not protect its products, or Vertex's products infringe third-party patents, Vertex could be subject to litigation and substantial liabilities. For a more detailed discussion of such factors and other factors that may impact on such statements' accuracy, see the "Risk Factors" section of the definitive joint proxy statement/prospectus regarding the proposed merger as filed with the Securities and Exchange Commission.

                              ********************

THE FOLLOWING IS THE TEXT OF SLIDES FROM A SLIDE SHOW PRESENTATION PRESENTED TO INVESTORS AND OTHERS ON JUNE 20, 2001

Vertex Pharmaceuticals Incorporated


                             Vertex Pharmaceuticals
                             Acquisition of Aurora
                                  Biosciences

                      Joshua Boger, Ph.D., Chairman & CEO

                           Lynne Brum, VP, Corp Comm.
                             and Market Development
                                   June 2001


                                                    www.vrtx.com [Vertex Logo]

Transaction Summary

SUMMARY OF PROPOSED TERMS

Companies               Vertex Pharmaceuticals and
                        Aurora Biosciences
---------------------- ---------------------------------------------------------
Transaction Value       $592 million
---------------------- ---------------------------------------------------------
Structure/ Intended     Tax-free stock-for-stock merger/
Accounting Treatment    Pooling-of-interests
---------------------- ---------------------------------------------------------
Name of Merged Entity   Vertex Pharmaceuticals
---------------------- ---------------------------------------------------------
Exchange Ratio          0.62 Vertex shares for each Aurora share
---------------------- ---------------------------------------------------------
Ownership of            Vertex 81.5%, Aurora 18.5%; proforma
combined entity         fully diluted
---------------------- ---------------------------------------------------------
Shareholder Approval    Required for both companies
---------------------- ---------------------------------------------------------

Strategic Rationale

The agreement creates a comprehensive, scalable platform for accelerating drug candidate output in target-rich gene families by combining:

 -  Vertex's integrated drug discovery expertise with

 - Aurora's industry-leading assay development, screening, and cell biology capabilities, which drive its target-focused drug discovery efforts


                                                     [Aurora and Vertex Logos]

Outstanding Product Creation Capability

AURORA                                          VERTEX
-   Cell Biology                                -   Drug discovery

-   Screening                                   -   Chemogenomics

-   Ultra high-                                 -   Drug development
    throughput systems
                                                -   Broad pipeline
-   Target families
                                                -   Commercialization
-   Cellular markers for
    clinical proof-of-concept                   -   Financial strenth

-   Partners                                    -   Partners


               COMPETITIVE ADVANTAGE: PRODUCT DEVELOPMENT

Immediate Benefits

-  Accelerate drug discovery

-  Entry to additional target rich gene families

-  Maintain low attrition rate in drug development

-  Expand base of commercial partnerships

-  Expand organization without increasing burn


                                                     [Aurora and Vertex Logos]

Vertex: Creating Value

-  Broad and deep clinical pipeline

   -  12 product candidates addressing four major areas

   -  1 product, Agenerase(R), on the market

-  Vitality in drug discovery - chemogenomics

-  Aurora Biosciences acquisition

-  Robust business model

Vertex 2.0: Re-Creating Drug Discovery

-  Chemogenomics strategy is
      accelerating drug discovery in           [GRAPHIC]
      gene families

-  Early returns in kinases fueling
      strategy to expand into
      additional gene families
                                               [GRAPHIC]
-  Integration of new
      technologies and capabilities

Vertex Drug Discovery Platform

Highly Integrated Approach

                                  X-ray/NMR
[AURORA LOGO]  High Throughput                     Computational Chemistry
               Screening                           & Modeling

               Enzymology                          Combinatorial
                                   [DRUG           & Medicinal
                                 CANDIDATE         Chemistry
                                  GRAPHIC]
[AURORA LOGO]  Molecular &                         Pharmacology,
               Cellular Biology                    Animal Models &
                                                   Toxicology
                                   Genomics
                         [DELTAGEN LOGO] [INCYTE LOGO]

                          [VERTEX LOGO] [AURORA LOGO]


                Uniquely Positioned to Accelerate Drug Discovery

                                   JUNE 2001

Aurora Business Focus

                                 [AURORA LOGO]

  Discovery                      Discovery                   Discovery
   Biology                       Solutions                    Systems
- Assay data-driven approach   - Solutions for            -  Invent, develop,
  -  Miniaturized                drug discovery              manufacture
     functional assays           -  Genome Screen/           and integrate
     applicable to all              GeneBLAzer               instrumentation
     major target classes        -  Voltage / Ion            and software
  -  Cell-based and                 Probe Reader (VIPR)      systems for drug
     biochemical formats         -  PhosphoryLIGHT           discovery
  -  Rapid assay                 -  Fluorescent           -  Systems include
     development                    Proteins (GFPs)          -  UHTSS
  -  Applicability to                                        -  Automated Master
     orphan targets                                               Compound Store
  -  Protein purification                                    -  Voltage Ion Probe
  -  Proteomics                                                 Reader


Aurora:  Key Capabilities

o Drug discovery solutions based on proprietary genomic, assay and automated system technologies

o  Industry leader in custom assay development, ultra high-throughput screening

o Broadly enabling technology with initiatives in multiple gene families including GPCRs and Ion channels

o  Compound profiling of ADME/Tox properties

o  Experienced scientific team

o  Strong business model/partnerships

Expanding Chemogenomics into Multiple Target Classes




                            [TARGET CLASSES GRAPHIC]



[Aurora and Vertex Logos]

Aurora Targets, Screens and Therapeutic Areas

  Ion           25 Targets, 10 screens
Channels        Cardiovascular, CNS, pain, cystic fibrosis

Receptors       100 Targets, 20 screens
                CNS, inflammation, pain, antimicrobial

Enzymes         100 Targets, 30 screens
                Cancer, inflammation, neurodegenerative

   Gene         15 Targets, 8 screens
Expression      Cancer, immune, metabolism

Target Classes of Marketed Drugs*

Vertex Alone      Vertex with Aurora

[VERTEX ALONE TARGET CLASSES GRAPHIC]        [VERTEX WITH AURORA TARGET
                                                  CLASSES GRAPHIC]

36% of top marketed drugs target enzymes
With Aurora, Vertex's drug discovery platform addresses all major target classes

*Based on top 100 marketed drugs

**vaccines, imaging agents, and coagulation factors

Achieving a New Level of Value Creation

                          [DRUG CANDIDATES GRAPHIC]


Annual Rate of New Drug Candidates

Combined Patent Estate

135 Patents Issued or Allowed

-        Patent Protection for:

         -    Drug candidates

         -    "Drug space" in the active sites of novel targets

         -    Innovative methods for drug discovery



193 Patents Pending

Vertex:  Robust Business Model

-        Competitive advantage in drug discovery

         - Chemogenomics: ramping up single target success into gene family approach

-        Innovative business model based on a balanced commercial strategy

         -        Bring drugs forward independently and with partners

         -        Revenue generation from partners and products

         -        Strong downstream economics in partnerships

         -        Commercial experience

         -        Sustainable growth strategy

Vertex: $1.4 Billion in Partner Committments


Partner           Date            Value Capture   Product          Stage
Kissei(HIV)       1993            1,6             Prozei(TM)       Market
Aventis           1993/1999       1,3,4           VX-740           Phase II
GlaxoSmithKline   1993            1,3,6           Agenerase(R)     Market
                                  1,3,6           VX-175           Phase III
Kissei(p38)       1997            1,6,7           VX-745           Phase II
                                  1,6,7           VX-702           Preclinical
Lilly             1997            1,3,4,6                          VX in 2001*
Schering          1998            1,2,6           Timcodar         Phase II
Taisho            1999            1,6,7                            VX in 2001*
Novartis          2000            1,3                              2 VX in 2001*
Serono            2000            1,2,3,5,6                        VX in 2001*

1  High royalties                   4  Co-promotion support
2  Profit sharing, JV               5  Sales, marketing
3  Co-promotion, co-labeling        6  Manufacturing rights

*Anticipated Timing
7  Manufacturing agreement effectively includes includes high royalty

World Class Partners- Vertex

[LOGOS OF VERTEX'S WORLD CLASS PARTNERS]

World Class Partners- Aurora

[LOGOS OF AURORA'S WORLD CLASS PARTNERS]

World Class Partners- Vertex and Aurora

[LOGOS OF VERTEX'S AND AURORA'S WORLD CLASS PARTNERS]

Vertex Pharmaceuticals Incorporated



                                                     Vertex Pharmaceuticals
                                                     Acquisition of Aurora
                                                          Biosciences
[VERTEX LOGO]

                                             Joshua Boger, Ph.D., Chairman & CEO

                                                  Lynne Brum, VP, Corp Comm.
                                                    and Market Development

                                                           June 2001


                                                    www.vrtx.com [VERTEX LOGO]


FOUR THERAPEUTIC AREAS; 12 DRUG CANDIDATES

                          Product                 Indication               Dev. Stage       Partners
                          -------                 ----------               ----------       --------
Infectious Disease        Agenerase(R)            HIV                      Market           GSK/Kissei
                          VX-175                  HIV                      Phase III        GSK
                          merimempodib (VX-497)   HCV                      Phase II
                          ------------            ----------               ----------       ----------
Cancer                    Incel(TM)               MDR                      Phase II
                          VX-853                  MDR                      Phase I/II
                          ------------            ----------               ----------       ----------

Inflammation & Autoimmune VX-745                  Rheum. arthritis (RA)    Phase II         Kissei
Disease                   VX-850 & VX-702         Inflammation, cardio     Preclinical      Kissei
                          pralnacasan (VX-740)    RA, OA, cardio           Phase II         Aventis
                          VX-765                  Inflammation, cardio     Preclinical
                          VX-148                  Autoimmune,antiviral     Phase I
                          VX-944                  Autoimmune,antiviral     Preclinical
                          --------------------    --------------------     ------------     ------------
Neurological Disease      timcodar                Diabetic neuropathy      Phase II         Schering AG

Gene Family Discovery: Long-Term Outlook

[VERTEX'S LONG-TERM PRODUCTS]

Gene Family Discovery: Product Vision

[VERTEX'S PRODUCT VISION]

The Post-Genomic NCE Machine

   Industry
Leading Drug
  Discovery

- Vertex: Chemogenomics, structure-based drug design, multi-target gene family drug discovery

- Aurora: Ultra-high-throughput screening, assay development


Complementary
  Strategy

- Vertex and Aurora: Combine scalable approaches to accelerate drug discovery to maximize product creation based on gene families


Technological
     Fit

- Vertex: Gains access to leading biology capabilities in gene families
- Aurora: Gains immediate fulfillment of downstream goals of Big
  Biology initiative


Common
 Goals

- Vertex and Aurora: Leader in drug discovery and development:
  Creating the Post-Genomic NCE Machine

Vertex and Aurora:  Global Operation

Approximately 825 Employees Worldwide

-     Cambridge, MA

      -     Worldwide headquarters   [Facility Graphic]

-     San Diego, CA

-     Madison, WI                    [Facility Graphic]

-     Oxford, UK

                   [VERTEX LOGO]                 [AURORA LOGO]

                Uniquely Positioned to Accelerate Drug Discovery


                                   APRIL 2001

                              ********************

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger as filed with the Securities and Exchange Commission, because it contains important information. Such joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139, Attn: Investor Relations, tel: (617) 577-6000; e-mail: InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

Vertex and Aurora and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vertex and Aurora stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vertex and Aurora directors and executive officers have in the merger are available in the joint proxy statement/prospectus.

                              ********************